Exhibit (c)(10) Project Cactus Discussion Materials December 11, 2022

Disclaimer This presentation has been prepared by Centerview Partners LLC (“Centerview”) for use solely by the Special Committee of the Board of Directors (the “Special Committee”) of Cactus (the “Company”) in connection with its evaluation of a proposed transaction involving the Company and for no other purpose. The information contained herein is based upon information supplied by or on behalf of the Company and publicly available information, and portions of the information contained herein may be based upon statements, estimates and forecasts provided by the Company. Centerview has relied upon the accuracy and completeness of the foregoing information, and has not assumed any responsibility for any independent verification of such information or for any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company or any other entity, or concerning the solvency or fair value of the Company or any other entity. With respect to financial forecasts, Centerview has assumed that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company, and at the Special Committee’s direction Centerview has relied upon such forecasts, as provided by the Company’s management, with respect to the Company. Centerview assumes no responsibility for and expresses no view as to such forecasts or the assumptions on which they are based. The information set forth herein is based upon economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof, unless indicated otherwise and Centerview assumes no obligation to update or otherwise revise these materials. The financial analysis in this presentation is complex and is not necessarily susceptible to a partial analysis or summary description. In performing this financial analysis, Centerview has considered the results of its analysis as a whole and did not necessarily attribute a particular weight to any particular portion of the analysis considered. Furthermore, selecting any portion of Centerview’s analysis, without considering the analysis as a whole, would create an incomplete view of the process underlying its financial analysis. Centerview may have deemed various assumptions more or less probable than other assumptions, so the reference ranges resulting from any particular portion of the analysis described above should not be taken to be Centerview’s view of the actual value of the Company. These materials and the information contained herein are confidential, were not prepared with a view toward public disclosure, and may not be disclosed publicly or made available to third parties without the prior written consent of Centerview. These materials and any other advice, written or oral, rendered by Centerview are intended solely for the benefit and use of the Special Committee (in its capacity as such) in its consideration of the proposed transaction, and are not for the benefit of, and do not convey any rights or remedies for any holder of securities of or any other person. Centerview will not be responsible for and has not provided any tax, accounting, actuarial, legal or other specialist advice. These materials are not intended to provide the sole basis for evaluating the proposed transaction, and this presentation does not represent a fairness opinion, recommendation, valuation or opinion of any kind, and is necessarily incomplete and should be viewed solely in conjunction with the oral presentation provided by Centerview. 1

ƒƒƒƒƒƒ ƒƒ Background Information Centerview met with the Special Committee on 9/16 and were then engaged as its independent financial advisor Centerview is presenting to the Board of Directors of Cactus at the request of the Special Committee to provide the Board of Directors with an overview of the activities and analyses undertaken by Centerview, including: A Centerview engaged with management and conducted due diligence of Diligence of Cactus’s business and the Management Outlook Management Provided a series of financial analyses to aid the Special Committee in Outlook its evaluation of Bonsai’s proposals B Advised the Special Committee on contextualizing Bonsai’s 10/24 Framework for proposal and on the go-forward process, timing and tactics the Special Committee to Provided the Special Committee with a framework to evaluate Bonsai’s Evaluate a Proposal proposals and negotiated the transaction on behalf of the Special from Bonsai Committee C Analyzed Cactus’s liquidity and assessed Cactus’s potential need for near Liquidity Analysis and long-term financing and Exploration of Financing Advised the Special Committee on range of financing alternatives and Alternatives at the Special Committee’s request, explored potential solutions 2

ƒƒƒƒƒ Diligence of Management Outlook A Summary Of Centerview’s S Due Diligence Centerview reviewed recent board updates, strategy presentations, analyst models, Historical and budgets, debt and equity capitalization and other information provided by management Recent Financial Held several diligence calls with management to develop deeper understanding and Performance provided follow-up questions and data requests Several discussions with Cactus management team and its tax advisors to understand the tax attributes covered under Cactus’s tax receivables agreement Tax Attributes Follow-up discussions with the management team and tax advisors to update the TRA schedule and to understand Cactus’s NOL carryforwards Centerview and members of Cactus’s management team held calls to discuss aspects of Management Outlook including, but not limited to: – FY2023 budget and cash flow forecast – Growth expectations for outdoor grill category – New product development plans Management – Cost inflation and foreign exchange impacts Outlook – Cost savings and productivity initiatives – Marketing and advertising investments – Capital expenditure plan – Net working capital – Mechanics of profit interest units, LTIP plan and other awards and options 3

ƒƒƒƒƒ Diligence of Management Outlook A Assessment Of Management Outlook and Bonsai 10/24 Proposal A On 10/24, Bonsai submitted a proposal (“10/24 Proposal”) to acquire the Class A shares that it does not currently own (~27.5mm) for $6.25 per share in cash On 11/1, Centerview reviewed the 10/24 proposal with the Special Committee, including terms of the proposal and areas for further clarification – Centerview presented analysis to contextualize the 10/24 proposal and discussed considerations for timing, process and negotiation tactics – Centerview provided a “roadmap” for the Special Committee to use as it evaluates the 10/24 proposal and negotiates with Bonsai On 11/2, at the request of the Special Committee, Centerview and S&C had a call with Bonsai to clarify aspects of the 10/24 Proposal and communicate to Bonsai that the Special Committee is evaluating the 10/24 Proposal On 11/3, the Special Committee approved management’s latest outlook (the “Management Outlook”) for use in Centerview’s analysis On 11/5, Centerview presented its preliminary financial analysis based on the Management Outlook and evaluation of Bonsai’s 10/24 proposal to the Special Committee and aligned on a counterproposal to Bonsai 4

Framework for the Special Committee to evaluate a proposal from Bonsai B S Special Committee “Roadmap Dashboard” Evaluate Bonsai’s Contextualizing Framework Reach Proposal and Negotiate 10/24 Bonsai’s for Agreement Develop with Bonsai Proposal Proposal Negotiation with Bonsai Response How does the What are Offer value vs. What are key Bonsai offer Bonsai negotiation potential value terms of price compare Becomes dynamics in of executing on the proposal? to recent stock Unfriendly selected other mgmt. outlook performance? transactions? Bonsai What other Economic and Process, timing Withdraws Items to clarify factors should Non-Economic and tactical Proposal with Bonsai be taken into Terms of Bonsai considerations consideration? proposal Assessment of Negotiation Levers Management Outlook Financial analysis (1) Offer value / Premium Necessary regulatory clearances Learnings from diligence Majority of the minority vote Buyer bridge loan Key drivers of Management Outlook Reverse termination fee Minimal R&W Potential opportunities / risks Financing contingency / backstop Ticking construct Comparison vs. expectations 5 (1) For example, expiration of HSR waiting period.

B Framework for the Special Committee to evaluate a proposal from Bonsai

Bonsai Offer Progression

◆ 30% premia ◆ 58% premia

		Bonsai Proposals					Counterproposals			
		10/24	11/7	11/19	11/28	Best and Final 11/29	11/29	11/21	11/10	11/6
Share Price		$6.25	$6.55	$7.50	$7.75	$8.05	$8.25	$8.50	$9.45	$9.75
% Premium / (Discount) to:										
Current Price (12/9/22)	$6.50	(4%)	+1%	+15%	+19%	+24%	+27%	+31%	+45%	+50%
Closing Price Prior to 10/24 Proposal	$5.03	+24%	◆ +30%	+49%	+54%	◆ +60%	+64%	+69%	+88%	+94%
20-Day VWAP (1)	$6.71	(7%)	(2%)	+12%	+15%	+20%	+23%	+27% ◆	+41%	+45% ◆
Price Before BBG Rumor (10/10/22) (2)	$7.35	(15%)	(11%)	+2%	+5%	+10%	+12%	+16%	+29% ◆	+33% ◆
Implied Equity Value		$1,811	$1,899	$2,177	$2,250	$2,339	$2,398	$2,472	$2,753	$2,843
Plus: Net Debt (3)		1,409	1,409	1,409	1,409	1,409	1,409	1,409	1,409	1,409
Implied Enterprise Value		$3,220	$3,308	$3,586	$3,660	$3,748	$3,807	$3,881	$4,162	$4,252
Implied EV / EBITDA (Management)										
2022E (4)	($1)	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
2023E	130	24.8x	25.5x	27.6x	28.2x	28.8x	29.3x	29.9x	32.0x	32.7x
2024E	213	15.1x	15.6x	16.9x	17.2x	17.6x	17.9x	18.2x	19.6x	20.0x
Implied EV / EBITDA (Consensus)										
2022E	$37	86.0x	88.4x	95.8x	97.8x	100.1x	101.7x	103.7x	111.2x	113.6x
2023E	151	21.4x	21.9x	23.8x	24.3x	24.9x	25.3x	25.7x	27.6x	28.2x
2024E	164	19.6x	20.1x	21.8x	22.3x	22.8x	23.2x	23.6x	25.3x	25.9x

Source: Management Outlook and FactSet as of December 9, 2022.
Note: Dollars in millions, except per share amounts.
(1) Reflects 20 trading days as of day of 10/24 Bonsai proposal – reflects market close prior to Bonsai proposal.
(2) On October 11, 2022, a Bloomberg article leaked speculating a possible takeover approach followed by speculation of a financing transaction.
(3) Net debt excludes NCI that is related to Up-C structure. Net debt as of September 30, 2022.
(4) Negative multiples presented as "n.a.".

Centerview Partners 6

ƒƒƒƒ Liquidity analysis and exploration of financing alternatives C A Assessment Of Cactus’s Liquidity And Financing Alternatives Following the 9/27 Special Committee meeting, Centerview had multiple calls with management and FTI to discuss Cactus’s cash flow forecast and liquidity need Analysis of Cactus’s cash flow forecast implied that ~$150mm of new money was required, Cactus’s assuming an amendment of its net first lien leverage covenant under its Liquidity revolving facility, or at least ~$345mm of new money to avoid testing the covenant Centerview had several discussions with DPW to determine a range financing options available based on Cactus’s existing credit agreement On 10/4, Centerview reviewed a range of potential financing alternatives with management and on 10/6, presented the alternatives to the Special Committee Evaluation of Potential – Centerview proceeded with exploring an A/R financing at the request of the Financing Special Committee Alternatives – Centerview contacted 20 potential third-party lenders, negotiated NDAs, provided diligence info and directed lenders to submit indications of interest by 11/3 7

ƒƒƒ ƒƒƒ Liquidity analysis and exploration of financing alternatives C Bonsai $61.2mm Term Loan Facility And A/R Financing B On 10/6, Bonsai submitted a term sheet for a $61.2mm unsecured term loan Centerview had discussions with management on Bonsai’s proposal as a potential solution for Cactus’s short and long-term liquidity need – Bonsai’s proposal could extend Cactus’s liquidity through January 2023, but not Bonsai’s sufficient to navigate through March 2023 $61.2mm Unsecured – Cactus would still likely require either a covenant amendment or a larger Term Loan commitment from Bonsai or a third-party Facility Special Committee requested Centerview to negotiate terms of Bonsai’s proposal, and to continue pursuing the A/R financing and other financing alternatives On 11/8, Cactus closed on the $61.2mm unsecured term loan Centerview received 4 non-binding proposals from potential A/R lenders Lender A’s proposal was the most advantageous of the non-binding proposals – Based on Cactus’s cash flow forecast, Lender A’s A/R facility combined with Bonsai’s A/R Financing $61.2mm and a covenant amendment could potentially provide sufficient Process liquidity for Cactus to navigate through FY23 – Lender A also provided a term sheet for a bridge facility to provide liquidity from December 2022 through March 2023, when A/R is forecasted to increase 8

ƒƒƒƒƒƒƒ Liquidity analysis and exploration of financing alternatives C A A/R Financing Process And Bonsai $350mm Bridge Facility Management informed Centerview and the Special Committee that Cactus’s auditors may include a potential explanatory paragraph in its 10-K filing on 12/14 A/R Financing At the Special Committee’s request, Centerview negotiated terms and advanced and Covenant diligence with Lender A to try to close all or part of the facility by 12/14 Amendment Discussions Also at the Special Committee’s request, Centerview, management, FTI and DPW engaged with Berkeley Research Group (“BRG”), advisor to the existing revolving lenders, to conduct due diligence and make a covenant amendment proposal On 11/29, Bonsai submitted a bridge financing proposal for a $75mm unsecured revolving credit facility Centerview worked with management and FTI to determine the size of commitment needed to provide adequate liquidity while also avoiding a covenant test At the request of the Special Committee, Centerview negotiated terms of Bonsai’s Bonsai’s bridge financing proposal $350mm – On 11/30, Bonsai revised its proposal, including an increased commitment of $200mm Unsecured – On 12/3, Bonsai revised its proposal, including an increased commitment of $280mm Revolving Facility – On 12/9, Bonsai revised its proposal, including an increased commitment of $350mm and an extended maturity Bonsai’s $350mm financing was simpler, less expensive, had lower closing and timing risk and provided greater flexibility to Cactus compared to the Lender A combined bridge and A/R financing facilities, especially considering the revolving nature of the Bonsai facility, among other factors 9

ƒƒƒƒƒƒƒƒƒƒƒƒƒƒ Liquidity analysis and exploration of financing alternatives C Selected Key Terms Of $350mm Bridge Facility S $350mm total commitment Commitment Size $230mm revolving facility and $120mm term loan facility Weber-Stephen Products LLC Borrower Lender Ribeye Parent LLC Unsecured Security 15% per annum Interest Rate Option to pay in kind or in cash 0.5% per annum on the average daily amount of the unused commitment (RCF) / undrawn Undrawn Fee term commitments (TLF); Option to pay in kind or in cash 2% of aggregate commitment Upfront Fee Option to pay in kind or in cash Quarterly (at maturity for interest and fees that are paid in kind) Interest Payment Date No penalty Early Redemption Maturity December 31, 2023 Financial Covenant No financial covenant 10 Source: Draft Bridge Loan Agreement as of December 10, 2022.